---------------------------
          FORM 4                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION        ----------------------------
---------------------------                   Washington, D.C. 20549                             OMB APPROVAL
[_]  Check this box                                                                      ----------------------------
     if no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB Number:        3235-0287
     to Section 16. Form 4                                                               Expires:   PENDING
     or Form 5 obligations                                                               Estimated average burden
     may continue. See       Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
     Instruction 1(b).        Act of 1934, Section 17(a) of the Public Utility Holding   ----------------------------
                                    Company Act of 1935 or Section 30(f) of the
(Print or Type Responses)                 Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     Saperstein                      David                             I.
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    (Last)                          (First)                         (Middle)

     c/o Weinstein, Spira & Co., 2200 Five Greenway Plaza
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                                    (Street)

     Houston                         Texas                           70046
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    (City)                          (State)                          (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Westwood One, Inc. (WON)
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3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Year

     April 2002
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5.   If Amendment, Date of Original (Month/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [X]  Director                             [_]  10% Owner

     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
  Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.                                    2.        3.          4.                                    5.            6.        7.
Title of Security                     Trans-    Trans-      Securities Acquired (A)               Amount of     Owner-    Nature of
(Instr. 3)                            action    action      or Disposed of (D)                    Securities    ship      Indirect
                                      Date      Code        (Instr. 3, 4 and 5)                   Beneficially  Form:     Beneficial
                                                (Instr. 8)                                        Owned at End  Direct    Owner-
                                      (Month/               ___________________________________   of Month      (D) or    ship
                                      Day/                                                                      Indirect  (Instr. 4)
                                      Year)                                 (A)or                 (Instr. 3     (I)
                                                Code  V          Amount     (D)        Price      and 4)        (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/15/02    J         1,369            A     (1)                             I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/15/02    J         1,369            A     (1)                             I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/17/02    J         263,852          D     $37.85                          D       (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/18/02    J         2,540            D     (3)                             D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/18/02    J         2,540            D     (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/18/02    S         280,469          D     $38.92                          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/18/02    S         66,288           D     $38.92         6,006,525        D       (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/19/02    S         4,702            D     $38.45                          I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/19/02    S         9,671            D     $38.45                          I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/19/02    S         6,257            D     $38.45                          I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/18/02    S         2,106            D     $38.92                          I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/18/02    S         3,255            D     $38.92                          I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/18/02    S         1,582            D     $38.92                          I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/19/02    S         3,899            D     $38.45                          I       (5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/19/02    S         3,899            D     $38.45         1,671,512        I       (5),(6)
------------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).


    Potential persons who are to respond to the collection of             (Over)
    information contained in this form are not required to       SEC 1474 (3-99)
    respond unless the form displays a currently valid OMB control number.


FORM 4 (continued)            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.                  2.       3.       4.       5.            6.            7.                     8.       9.        10.     11.
Title of            Conver-  Trans-   Trans-   Number of     Date Exer-    Title and Amount       Price    Number    Owner-  Nature
Derivative          sion     action   action   Derivative    cisable and   of Underlying          of       of        ship    of
Security            or       Date     Code     Securities    Expiration    Securities             Deriv-   Deriv-    Form    In-
(Instr. 3)          Exer-             (Instr.  Acquired (A)  Date          (Instr. 3 and 4)       ative    ative     of      direct
                    cise     (Month/  8)       or Disposed   (Month/Day/                          Secur-   Secur-    Deriv-  Bene-
                    Price    Day/              of(D)         Year)                                ity      ities     ative   ficial
                    of       Year)             (Instr. 3,                                         (Instr.  Bene-     Secur-  Owner-
                    Deriv-                     4 and 5)                                           5)       ficially  ity:    ship
                    ative                                    -----------------------------------           Owned     Direct  (Instr.
                    Secur-                                                                                 at End    (D) or  4)
                    ity                                                                   Amount           of        In-
                                                             Date     Expi-               or               Month     direct
                                      ---------------------  Exer-    ra-                 Number           (Instr.   (I)
                                                             cis-     tion                of               4)        (Instr.
                                      Code  V    (A)  (D)    able     Date    Title       Shares                     4)
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:


(1) These shares were previously contributed to a trust for the benefit of one of the reporting person's adult children; the trust contributed these shares to a private investment partnership in which the 1% general partner is an entity controlled by the reporting person (the "Partnership"). The Partnership subsequently disposed of these shares in an open market transaction.

(2) The reported transaction reflects the exchange of 263,852 shares of common stock for limited partnership interests in a private investment partnership; the value of such limited partnership interests as of the date of the exchange was $10 million.

(3) The reported transaction reflects a contribution of these shares to the Partnership for a 1% limited partnership interest in the Partnership.

(4) This amount does not include the shares held indirectly by the reporting person which are referenced in footnote (6).

(5)  See footnote (1).

(6) 746,985 of these shares are held in three trusts for the benefit of the reporting person's minor children. The reporting person's spouse is trustee of each of these trusts. In addition, 924,527 of these shares are held in three trusts for the benefit of certain third party charitable organizations. The reporting person is trustee of each of these trusts. The trusts for the benefit of certain third party charitable organizations disposed of an aggregate of 8,363, 12,926 and 6,284 shares of common stock, respectively, in open market transactions.


          /s/ David I. Saperstein                             May 10, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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